FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of January 2005


                         Commission File Number: 1-14396

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
               --------------------------------------------------
                 (Translation of registrant's name into English)

        23-24/Floor, East Exchange Tower, 38-40 Leighton Road, Hong Kong
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]          Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  [_]          No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_________.



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Information furnished on this form:

         Announcement, dated January 13, 2005, by the Registrant disclosing Continuing Connected Transactions.


                                     EXHIBIT

EXHIBIT NUMBER                                                           PAGE
--------------                                                           ----

1.1      Announcement, dated January 13, 2005, by the Registrant          5
         disclosing Continuing Connected Transactions





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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                                         (Registrant)




Date: January 14, 2005           By:     /s/ Peter Jackson
                                     ------------------------------
                                         Peter Jackson
                                         Chief Executive Officer


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                                                                               5
EXHIBIT 1.1
-----------


THE STOCK EXCHANGE OF HONG KONG LIMITED TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS ANNOUNCEMENT, MAKES NO REPRESENTATION AS TO ITS ACCURACY OR COMPLETENESS AND EXPRESSLY DISCLAIMS ANY LIABILITY WHATSOEVER FOR ANY LOSS HOWSOEVER ARISING FROM OR IN RELIANCE UPON THE WHOLE OR ANY PART OF THE CONTENTS OF THIS ANNOUNCEMENT.

                       [GRAPHIC OMITTED][LOGO - AsiaSat]
               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                          [CHINESE CHARACTERS OMITTED]
                (INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)
                               (STOCK CODE: 1135)

                       CONTINUING CONNECTED TRANSACTIONS -
                     TRANSPONDER UTILISATION AGREEMENTS WITH
                             CITIC GUOAN INFORMATION
                            INDUSTRY COMPANY LIMITED


--------------------------------------------------------------------------------

On 16 December 2004, AsiaSat, a subsidiary of the Company, entered into two transponder utilization agreements with CITIC Guoan relating to the leasing of transponders on AsiaSat 3S and AsiaSat 2, to renew the transponder utilisation agreements which have expired on 30 June 2004 and 31 December 2004 respectively.

CITIC Guoan is a subsidiary of CITIC Group. CITIC Group indirectly controls 50% of the voting rights of Bowenvale Limited, which in turn holds an approximately 68.9% interest in the Company. Accordingly, CITIC Guoan is a connected person of the Company for purpose of the Listing Rules, and the Transponder Utilisation Agreements constitute continuing connected transactions for the Company.

The utilisation fees to be paid by CITIC Guoan to AsiaSat under the Transponder Utilisation Agreements will exceed 0.1% of the revenue ratio calculated pursuant to Rule 14.07(3) of the Listing Rules but no percentage ratio will exceed 2.5%. As such, the Transponder Utilisation Agreements are exempt from the independent shareholders' approval requirements under Rule 14A.32 of the Listing Rules, and will be subject to the annual review requirement under Rules 14A.37 to 14A.41 and the reporting requirement under Rules 14A.45 and 14A.46 of the Listing Rules respectively.

--------------------------------------------------------------------------------

1.    A3S TRANSPONDER UTILISATION AGREEMENT

      DATE

      16 December 2004

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                                                                               6


      PARTIES

      (1)   AsiaSat, a wholly-owned subsidiary of the Company.
      (2) CITIC Guoan, a subsidiary of CITIC Group and a connected person of the Company for purpose of the Listing Rules.

      TERM

      An initial fixed term of one (1) year from 1 July 2004 until 30 June 2005 ("A3S Utilisation Period"), which can be extended by CITIC Guoan for another year by serving a notice on AsiaSat before 1 April 2005.

      CITIC Guoan may cancel the A3S Transponder Utilisation Agreement:
      (a) by not less than three (3) calendar months' written notice to AsiaSat before the effective date of termination; and
      (b) by paying to AsiaSat an amount equal to the greater of (i) the utilisation fee (see below) for three (3) months or (ii) 20% of the aggregate utilisation fee payable for the period from the effective date of termination to the end of the A3S Utilisation Period.

      NATURE OF THE TRANSACTION

      AsiaSat will allocate to CITIC Guoan and allow CITIC Guoan to use the transponder capacity on the transponder on AsiaSat 3S in accordance with the terms of the A3S Transponder Utilisation Agreement. CITIC Guoan is one of the customers of the Company using the transponder capacity on AsiaSat 3S.

      The A3S Transponder Utilisation Agreement is a renewal agreement of the transponder utilization agreement which has expired on 30 June 2004. It has taken the parties more time than expected to negotiate and agree on the terms of the A3S Transponder Utilisation Agreement.

      UTILISATION FEE AND THE CAP

      According to the terms of the A3S Transponder Utilisation Agreement, CITIC Guoan has agreed to pay US$320,000 as the utilisation fee for the use of the transponder capacity during the period from 1 July 2004 to 30 June 2005. The utilisation fee shall be paid by two instalments of US$160,000 each. The first instalment will be paid within 20 days after the date of the A3S Transponder Utilisation Agreement and the second instalment by 1 January 2005.

      The Company proposes to set the maximum aggregate annual utilisation fee under the A3S Transponder Utilisation Agreement at US$320,000 (approximately HK$2,496,000) (the "A3S Cap") for the financial year ending 31 December 2005.

2.    A2 TRANSPONDER UTILISATION AGREEMENT

      DATE

      16 December 2004

      PARTIES

      (1)   AsiaSat, a wholly-owned subsidiary of the Company.

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      (2)   CITIC Guoan, a subsidiary of CITIC Group and a connected person of the Company for purpose of the Listing Rules.


      TERM

      An initial fixed term of one (1) year from 1 January 2005 until 31 December 2005 ("A2 Utilisation Period"), which can be extended by CITIC Guoan for another year by serving a notice on AsiaSat before 1 October 2005.

      CITIC Guoan may cancel the A2 Transponder Utilisation Agreement:
      (a) by not less than three (3) calendar months' written notice to AsiaSat before the effective date of termination; and
      (b) by paying to AsiaSat an amount equal to the greater of (i) the utilisation fee (see below) for three (3) months or (ii) 20% of the aggregate utilisation fee payable for the period from the effective date of termination to the end of the A2 Utilisation Period.

      NATURE OF THE TRANSACTION

      AsiaSat will allocate to CITIC Guoan and allow CITIC Guoan to use the transponder capacity on the transponder on AsiaSat 2 in accordance with the terms of the A2 Transponder Utilisation Agreement. The A2 Transponder Utilisation Agreement is a renewal agreement of the transponder utilisation agreement which has expired on 31 December 2004.

      UTILISATION FEE AND THE CAP

      According to the terms of the A2 Transponder Utilisation Agreement, CITIC Guoan has agreed to pay US$20,000 as the utilisation fee for the use of the transponder capacity during the financial year ending 31 December 2005. The utilisation fee shall be paid by two instalments of US$10,000 each and on 1 January 2005 and 1 July 2005 respectively.

      The Company proposes to set the maximum aggregate annual utilisation fee under the A2 Transponder Utilisation Agreement at US$20,000 (approximately HK$156,000) (the "A2 Cap", together with the A3S Cap, the "Caps") for the financial year ending 31 December 2005.

3.    BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

      CITIC Guoan has been a customer of the Group and leases transponder capacity from the Group since 1 January 1992, long before the initial listing of the Company's shares on the Stock Exchange in June 1996. The Board considers that the continuation of such leasing arrangements with CITIC Guoan will be beneficial to the business of the Group. The Caps have been set with reference to the utilisation fees under the Transponder Utilisation Agreements.

      The Board (including the independent non-executive directors) considers that the terms of the Transponder Utilisation Agreements and the Caps are fair and reasonable and is in the interests of the Company and the Shareholders as a whole.

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4.    GENERAL

      The Group is engaged in the provision of satellite communication channel capacity and satellite services to broadcasting and telecommunication markets. CITIC Guoan is engaged in provision of VSAT (Very Small Aperture Terminal) service.

      CITIC Guoan is a subsidiary of CITIC Group (formerly known as China International Trust and Investment Corporation). CITIC Group indirectly controls 50% of the voting rights of Bowenvale Limited, which in turn holds an approximately 68.9% interest in the Company. Accordingly, CITIC Guoan is a connected person of the Company for purpose of the Listing Rules, and the Transponder Utilisation Agreements constitute continuing connected transactions for the Company.

      The utilisation fees to be paid by CITIC Guoan to the Company under the Transponder Utilisation Agreements will exceed 0.1% of the revenue ratio calculated pursuant to Rule 14.07(3) of the Listing Rules but no percentage ratio will exceed 2.5%. As such, the Transponder Utilisation Agreements are exempt from the independent shareholders' approval requirements under Rule 14A.32 of the Listing Rules, and will be subject to the annual review requirement under Rules 14A.37 to 14A.41 and the reporting requirement under Rules 14A.45 and 14A.46 of the Listing Rules respectively.

5.    DEFINITIONS

      In this announcement, unless the context otherwise requires, the following terms have the following meanings:

      "AsiaSat"                   Asia Satellite Telecommunications Company
                                  Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company;

      "A2Transponder              an agreement relating to the leasing of
         Utilisation Agreement"   transponders on AsiaSat 2 dated 16 December
                                  2004 between AsiaSat and CITIC Guoan;

      "A3S Transponder            an agreement relating to the leasing of
         Utilisation Agreement"   transponders on AsiaSat 3S dated 16 December
                                  2004 between AsiaSat and CITIC Guoan;

      "Board"                     the board of directors of the Company;

      "CITIC Guoan"               CITIC Guoan Information Industry Company
                                  Limited, a company incorporated in the PRC and a subsidiary of CITIC Group (formerly known as China International Trust and Investment
                                  Corporation),

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                                                                               9


                                  which indirectly controls 50% of the voting rights of Bowenvale Limited, which in turn holds an approximately 68.9% interest in the Company;

      "Company"                   Asia Satellite Telecommunications Holdings
                                  Limited, a company incorporated in Bermuda, the shares of which are listed on the Stock
                                  Exchange;

      "Group" the Company and its subsidiaries (as defined under the Listing Rules);

      "Listing Rules"             Rules Governing the Listing of Securities on
                                  The Stock Exchange of Hong Kong Limited;

      "PRC"                       People's Republic of China;

      "Shareholders"              the shareholders of the Company from time to
                                  time;

      "Stock Exchange"            The Stock Exchange of Hong Kong Limited;

      "Transponder                collectively, the A3S Transponder Utilisation
         Utilisation Agreements"  Agreement and the A2 Transponder Utilisation
                                  Agreement;

      "HK$" Hong Kong dollars, the lawful currency of Hong Kong Special Administrative Region of the People's Republic of China;

      "US$" United States dollars, the lawful currency of the United States of America; and

      "%"                         percentage.

As at the date of this announcement, the Board comprises the following persons:

EXECUTIVE DIRECTORS:

Mr. Peter JACKSON (CHIEF EXECUTIVE OFFICER)
Mr. William WADE (DEPUTY CHIEF EXECUTIVE OFFICER)

NON-EXECUTIVE DIRECTORS:

Mr. Romain BAUSCH (CHAIRMAN)            Mr. MI Zengxin (DEPUTY CHAIRMAN)
Mr. Robert BEDNAREK                     Mr. DING Yu Cheng
Mr. KO Fai Wong                         Mr. JU Weimin
Mr. Mark RIGOLLE


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INDEPENDENT NON-EXECUTIVE DIRECTORS:

Prof. Edward CHEN                       Mr. R. Donald FULLERTON
Mr. Robert SZE


                              By Order of the Board
               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                                    DENIS LAU
                                COMPANY SECRETARY

Hong Kong, 13 January 2005

THE EXCHANGE RATE OF US$ TO HK$ QUOTED IN THIS ANNOUNCEMENT ADOPTS A RATE OF US$1 EQUIVALENT TO HK$7.8.